Trizec Properties, Inc.
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                                  June 26, 2002


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: David Ritenour


Re:      Trizec Properties, Inc.
         Registration Statement on Form S-11
         File No. 333-84880 (the "Registration Statement")

Ladies and Gentlemen:

                  Trizec Properties, Inc. (the "Company") hereby requests the withdrawal of the above-referenced Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 26, 2002 and relates to a secondary offering of shares of the Company's common stock to fund the cash payment of the fair value of Trizec Hahn Corporation ("TrizecHahn") shares to TrizecHahn shareholders who dissented from the TrizecHahn corporate reorganization. The Company terminated the offering on April 24, 2002 because the limited number of dissenting TrizecHahn shareholders did not necessitate a public offering of the Company's common stock to fund the cash payment required to be made to such shareholders.

                  No securities were issued or sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Commission.

                  If you have any questions regarding this request for withdrawal, please do not hesitate to contact Michael Benjamin of Shearman & Sterling at (212) 848-7658.


                                                Very truly yours,

                                                TRIZEC PROPERTIES, INC.


                                                /s/ Gregory Hanson
                                                --------------------------------
                                                By:      Gregory Hanson
                                                Title:   Chief Financial Officer



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